UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number: 000-49626
CUSIP No.: 22051P106

(Check One):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of registrant:

CORTELCO SYSTEMS PUERTO RICO, INC.

Former Name if applicable:

NOT APPLICABLE

Address of principal executive office:

PARQUE INDUSTRIAL CAGUAS OESTE, ROAD 156 KM 58.2

City, state and zip code:

VALLE TOLIMA, CAGUAS PR 00727-0137

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable without reasonable effort and expense to file its Quarterly Report on Form 10-Q for the period ended January 31, 2009 on a timely basis, due to unexpected delays in obtaining necessary information to complete the disclosures set forth in the Form 10-Q by the filing deadline.  Also, the registrant received a Comment Letter from the Securities and Exchange Commission dated March 10, 2009 and is unable to incorporate the necessary changes in response to the comments before the filing deadline.  The registrant is working to file its Quarterly Report as soon as practicable.  The registrant undertakes the responsibility to file its Quarterly Report no later than five calendar days following the filing deadline.

PART IV
OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Jackie Prester

(901) 577-8114

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes  ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cortelco anticipates a significant change in the results of operations for the six -month period ending January 31, 2009, compared to the same period last year, as Cortelco is expected to report a loss of approximately $429,000.

Phoneworks Inc., a two year old customer of the Telephony Segment and its major customer, discontinued all payments at the beginning of the second quarter, alleging certain disputes, that in the management’s opinion are inconsequential in relation to their volume of business. The case was brought to the Puerto Rico Telecommunications Regulatory Board, that issued a partial order for payment in exchange for the reconnections of the customers’ lines. However, Phoneworks did not comply with the order and all services were discontinued. As a result, as a conservative measure, Cortelco increased the allowance for doubtful accounts, by $79,000 to cover the balance still outstanding from the first quarter, deferred all related revenues for the second quarter, of $252,000, for which collectibility is not reasonably assured, and established a provision related to the cost of services provided after January 31, 2009 of $9,000. Cortelco is currently attempting to collect the total amount due by Phoneworks by all legal means.

The following table summarizes the preliminary Income Statement expected to be presented in the Form 10-Q for the six-month period ended January 31, 2009:

(Dollars in thousands)
Revenues	$5,036
Cost of Revenues	4,196
Gross profit	840
Operating Expenses	1,289
Other Income	20
Loss from Operation	$ (429)

Cortelco Systems Puerto Rico, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2009

By:  /S/ JUAN C. RAMOS

Name: JUAN C. RAMOS

Title: CHIEF EXECUTIVE OFFICER